Acurx Pharmaceuticals, Inc.

259 Liberty Avenue
Staten Island, New York 10305

September 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz

Re:	Acurx Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-267412
Request for Acceleration

Dear Ms. Schwartz:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acurx Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-267412), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on September 22, 2022, or as soon thereafter as practicable.

Please call Ivan K. Blumenthal of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding this matter.

Very truly yours,

Acurx Pharmaceuticals, Inc.

By:	/s/ David P. Luci
	Name:	David P. Luci
	Title:	President and Chief Executive Officer

cc:	Acurx Pharmaceuticals, Inc.
David P. Luci

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Ivan K. Blumenthal, Esq.